Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Voltus

CEO Gregg Dixon on Why the Green Energy Movement will be Digitized / Know Who Drives Return

April 27, 2022, 9:00 A.M.

CORPORATE PARTICIPANTS

Gregg Dixon - Voltus CEO

Joanna Makris - Boardroom Alpha Host

PRESENTATION

Unknown

Hey, everyone, thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcasts.boardroomalpha.com, and make sure to subscribe so you don't miss any. And now, back to the episode.

Joanna Makris

Hi, and welcome to Boardroom Alpha's podcast, Know Who Drives Return. I'm your host Joanna Makris, and today we're really excited to get a close-up look at a company that's really at the epicenter of the green energy movement and an interesting one on our radar as a pure play ESG investment. Joining us today is Gregg Dixon, CEO of Voltus. Voltus, as you may know, recently announced it will go public via a SPAC merger through Broadscale Acquisition Corp., and that's expected to happen hopefully in the first half of this year. So hi, Gregg, and welcome.

Gregg Dixon

Hi, Joanna. Thanks for having us, really appreciate it.

Joanna Makris

Awesome. So we're going to get into some super complicated topics, but let's start by, you know, telling our audience a bit about who is Gregg Dixon, a bit about your background and how you arrived at Voltus.

Gregg Dixon

Sure. So I started my career in management consulting and went through the dot-com era, and during that time I was exposed to the energy industry. And I was really looking at the time for a greater sense of purpose in the work that I was doing, and through happenstance, I ran across the distributed energy resource industry that was really a fledgling industry back in roughly the year 2000. And it really stimulated in me a deep interest, because I grew up with renewable and alternative energy.

My dad was a former General Electric engineer that kind of had a passion for this stuff at the very inception, and I found out that that was kind of in my blood. And as soon as I learned about the distributed energy resource industry, I saw that I could make an impact and feel as though every day I had a greater sense of purpose. And 20 years later, I'm still doing it.

Joanna Makris

Awesome. So before we even get into what is a distributed energy resource, what are -- you know, what are the big problems that companies are trying to solve? Like clearly, it's like we're trying to get access to energy and renewable energy. We have mandates to move ourselves to a more renewable world. What are the big pain points that you're trying to solve?

Gregg Dixon

Yeah. So, you know, we're at a really important inflection point as a species, not to get too metaphysical about it. But, you know, our modern economies deeply rely on energy, and specifically electricity. Unfortunately, our grids are increasingly unreliable. They are increasingly expensive as we upgrade systems that, you know, are 50 years past their useful life in some situations. And, you know, the grid is ill-prepared for the increasing impacts of climate change. So these are massive problems that distributed energy resources in particular, as we get into, are really well-suited to solve at scale today.

Joanna Makris

Okay. So there are these distributed energy resources, and I mean it's not what you might think of. I mean, it's a lot of variety of sources in energy. So talk to us about examples of some DERs first.

Gregg Dixon

Sure. So it's important to kind of broadly define distributed energy resources as electricity consuming, storing, and producing devices that lie behind an electricity meter. That's kind of the standard definition of these things. And the so-called DERs, they lie in plain sight all around us. They take lots of different forms. They can include electric vehicles, smart thermostats, commercial building management systems, solar and battery storage combinations, on-site or backup generation.

And really within those categories, they come in hundreds of different use cases. In fact, the phone that I'm using that maybe you're using is considered a DER, because we can change its state of charge, whether it's consuming electricity or not when it's plugged in. And we can conceivably do this for hundreds of millions of devices instantaneously and simultaneously to deliver services that make our electricity grids less expensive, more reliable, and cleaner.

Joanna Makris

Yeah. So I -- let's just say I am big box retailer X, and I'm the person that purchases our energy. What are my problems? What are my stresses? What information am I trying to find? What is my daily struggle?

Gregg Dixon

Sure. Well, your daily struggle is that you're probably a cost center, and you're being asked to make more with less, right? This is the constant challenge of capitalism. We are trying to be more and more productive, squeezing more productivity out of every dollar that we invest in all of our operating expenses. So if you're trying to manage your energy budget, you're always looking for ways to reduce that budget.

One of the challenges, of course, is the complexity of the energy landscape, specifically the electricity market. In the U.S. in particular, there's 3300 different electric utilities, and those span six entirely different wholesale electricity markets. They all speak a tower of Babel; it's very complex. And even if you're an energy expert at a big box retailer, it's a very difficult challenge to solve because of its complexity.

And so we've built a software platform that allows that energy manager to access the value that is lying fallow in these distributed energy resources, simplify the orchestration and monetization of those DERs, and essentially deliver you a check every quarter for allowing Voltus to orchestrate and monetize those things.

Voltus

April 27, 2022, 9:00 A.M.

Joanna Makris

Yeah. So, if I were to look at the software as, you know, the energy purchaser, what is the information that I'm going to see? I guess I'm going to see where the resources lie, but how do I -- I don't understand the ROI or the cost-effectiveness. I mean, just like walk me through kind of how I play with the software and understand it.

Gregg Dixon

Yeah. So, you know, a lot of customers, you know, they make use of the software, but the software is for both -- it's essentially a -- there's a cloud-based software platform that manages a two-sided market, and I think we'll probably talk about the Airbnb example. But on one side of the market, you have electricity markets that would traditionally be buying power from central power stations. And now, they can buy aggregations of these DERs in the form of what's known as a virtual powerplant using the Voltus platform.

So on one side, the software is integrated into these electricity markets. Those electricity markets are sending signals to power plants, including our virtual powerplant. On the other side of this two-sided market are the owners of these distributed energy resources that are lying fallow behind their meters that Voltus comes in and essentially enables. We connect our technology to those DERs. The data and the control plane of that technology, the customer gets access to.

So all of a sudden, what they see as the simple example is their electricity consumption in real-time on our software platform. So they open a browser and they see -- we'll use the big box retailer throughout this conversation -- they see exactly how much electricity that one store or an aggregation of stores is consuming. That information in and of itself is extremely valuable.

They also see what distributed energy resources we are connected to, what the software is actually able to control and orchestrate. Simultaneously, they see what electricity markets need from those DERs. So there might be price signals that they are seeing. They might see dispatches of those resources and know that the DER is, for instance, discharging its power from an energy storage unit, or an on-site generator is being used to deliver grid services. All of that information is available to our customers and their teams so that they know exactly how those DERs are being monetized and used.

Joanna Makris

Yeah. I mean, it sounds -- I mean, at a high level, it sounds like back in the '90s kind of the wholesale bandwidth exchange brokers, except this is obviously a lot more complex. Like is the value in the brokerage, in the connecting?

Gregg Dixon

Well, you know, I'll use the Airbnb example. I'll start to use it because I think it's -- due to the complexity of electricity markets, this analogy is so fitting and is easier for people to understand. So, you know, you and I might have a home or an apartment that we want to get some side gig value for. You know, we could of course manage that process, but it's challenging. Or we could use Airbnb, enter some information, and Airbnb is going to connect me to the market, right?

And our software platform essentially takes all of that complexity out of this problem for a customer that may know that they have an on-site generator and it lies fallow. It doesn't do anything for 99.9% of the year. By working with us, we layer in our technology and we essentially turn it into a cash register no different than Airbnb does that for your home or apartment. You choose to rent it out. Airbnb cuts you a check. It ends up on the dashboard right in your bank account. We do the exact same thing for customers, connecting them to the market, and essentially we're a toll road, right? We take a portion of that value exchange. Where Airbnb takes roughly 15% of that value exchange, you know, if you run out your home for $200 a night, they are going to take 30 bucks. We take 40% of that exchange.

Joanna Makris

How much of the interest is driven by cost savings versus moving towards ESG mandates? I'm kind of curious on that.

Voltus

April 27, 2022, 9:00 A.M.

Gregg Dixon

Yeah. You know, my answer may -- it may be a little controversial, you know. I've been in this industry for 20 years and I've always said that customers participate in DER programs for three reasons: money, money, and money. And, of course, there's a tremendous amount of ESG value. But customers have important business goals to achieve, and first and foremost, it's the economics that they are attracted to, for connecting their DERs into these markets.

Now, of course, these aggregations or virtual powerplants are literally the cleanest resources that grids can employ to deliver electricity and satisfy demand, because we're using resources that are otherwise lying fallow, right? The whole notion of reduce, reuse, recycle, is really embodied in our business model.

Joanna Makris

Yeah. Can we talk a little bit about maybe a case study? I mean, you've talked about Home Depot, for example, or any company that you want to mention, and how they're using the platform and what they may have said about ROI or just kind of their reflections on what you've done.

Gregg Dixon

Yeah. So it's important to note, the ROI is instant, right? The denominator, the cost if you will, is zero. So it's infinite, because our customers don't pay us. We install our technology for free. We manage those resources in the market. We take care of all that complexity. We bear the risk of those resources in market. So, in terms of our ROI, it's really infinite and it's instant.

You know, using the big box retailer example and going back to the challenges that they face, they know that they have these DERs that they are investing billions of dollars in, right? So if you're a big box retailer, let's say you're a retailer that has 5000 stores in the US and Canada. You probably know which one I'm referring to. They are investing billions of dollars in DERs with a primary use case that's actually not to get side gig value from them in wholesale power markets, right? They're investing in backup generation because of winter storm Uri. They want to be the store that continues to operate despite the effects of climate change. They are investing in EV charging because they want to -- they want to attract the Ford F-150 Lightning shopper. They are investing in solar plus storage because it's good economics. It's a good bargain for that store.

They know that they can get side gig value from connecting those DERs into these markets, but they have to automate all of it. Because they don't want the store manager in, say, Arkansas running into the back room flipping switches on machines when an electricity market sends a signal that they need to make use of that resource. And so they have to automate it from what we call the machine to the meter to the market to the money that ends up in their accounting system, for allowing a technology to automate it end-to-end. Otherwise, they just can't do it at scale. It's too complex. So we keep that value proposition -- no cost, no risk. It's a value sharing arrangement, and we take care of all of the complexity for them.

Unknown

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Joanna Makris

So it seems like -- I mean, a big part in the value of what you do is maintaining this topology of where all the DERs live, right? So how do you as a company, how are you building that -- the pool of the topology or the database? How do you do that?

Voltus

April 27, 2022, 9:00 A.M.

Gregg Dixon

Yeah, yeah. So, you know, these DERs number in the millions and will be in the billions eventually. For instance, just in the U.S., I want to say there's 15 million Wi-Fi smart thermostats. That's one out of hundreds of use cases. There will be tens of millions of electric vehicles on the road in the U.S., and certainly hundreds of millions globally. And again, there's hundreds of use cases of these DERs. You know, DERs have a whole host of characteristics that can be broken down into operational and economic attributes, which is really where the magic of our software platform connecting the two sides of the market comes in.

For instance, if you look at electric vehicles' lithium ion battery, operationally at any given point, because they are all connected to the Internet, we can extract data from it like its -- you know, its state of charge; is it charging? At what our level is it charging? How long will it take to complete its charge? You know, what will the driver of that vehicle allow it to be used for?

Perhaps they set aside 20% of its capacity for these grid services. Economically, we may know how much it costs for the power it's consuming to charge and what the current electricity market price is that they may be willing to discharge the battery for. It's with that basic set of economic and operational data that the software then figures out how to deliver to electricity markets a product through virtual a power plant aggregation that that market is willing to pay for. And that's really where the magic and the fun comes in, building this thing out to scale.

Joanna Makris

Yeah. So, it's kind of like this two-part process of Voltus pays the corporation to have access into -- insight into their resource management, right? And then the customers are paying to use your platform. One, is there ever any reticence on behalf of a corporate in sharing their resource information to Voltus?

Gregg Dixon

Well, no. I mean, we are -- we take security -- information security extremely seriously. You know, we recognize just how sensitive any customer information is, and we comply with all regulations in that regard. And we have a compliance and regulatory team that ensures that our security meets world-class standards. So any customer is sensitive about data, and we make sure that it is kept safe.

Joanna Makris

But you also know, like you know if I'm using lots of dirty energy, like you'll know this, right? So I was just wondering, it exposes corporations to, you know, what they are actually doing behind the scenes.

Gregg Dixon

Well, it's interesting, because the atom, if you will, the electron that's wiggling in our electric wires at any given point, we only know how -- we only know what the emissions profile of that is generally at an aggregate level, on a regional level, what power is being injected into the grid. Of course, there are all kinds of synthetic power purchase agreements. Of course, there's on-site renewable energy that could be feeding into a customer. But that kind of information is not something that we would get out of an electric meter per se. We would know it at a grid level, but it's not something that would necessarily compromise or could compromise a customer.

Joanna Makris

Yeah. I only say that because there seems to be very little transparency from the corporate world about their energy consumption, and particularly their movement towards green alternatives.

Gregg Dixon

Yeah. I think the fact is that's much more a function of they generally don't even know how to measure the emissions of the power that they're consuming, rather than attempting to kind of hide the ball, if you will.

Voltus

April 27, 2022, 9:00 A.M.

Joanna Makris

Yeah, yeah. Okay, let's dive into the business model a little bit. It sounds like it's software as a service model, but walk us through what it looks like.

Gregg Dixon

Sure. So there are four numbers that define our business model: 50, 40, 15 and 25. On average, a megawatt, which is kind of our standard unit of measure for the business model, generates $50,000 per year in recurring revenue. And the way that that model works is it is a function of what the market place to Voltus, and then a percentage of that value that we share with the customer.

So it's a negative working capital model, in the sense that we are paid before we actually incur cost of goods sold, which is the 40% or the 40% gross margin. 60% of the value that we generate from these DERs in the market flows through to the customer. So that's about $30,000 per year of recurring value that the customer gets, and Voltus keeps about $20,000 per megawatt per year of recurring margin.

It costs about 15% of that $50,000 per megawatt per year of revenue to acquire the customer, build our product, and manage those customers in these markets. And at scale, we generate about a 25% recurring EBITDA margin.

Joanna Makris

Yeah. I mean, it sounds like it's a very asset-light business model, right?

Gregg Dixon

It's super asset-light. We don't have any supply chain risk like, say, a solar developer or an energy -- a storage developer might have. We are simply enabling resources that are in the ground today.

Joanna Makris

Yeah. And I would imagine low churn, because I don't understand why a customer would churn once they're onboarded, right?

Gregg Dixon

You. We have a 100% plus customer value retention rate. And all that really means is that at the end of a customer contract term, they are adding more DERs into the next contract. So they might be participating with, say, 10 locations when we first signed them up. But then when they renew, they want to add 10 locations. Or they have added 10 locations in the middle of the contract term, or they've added more DER megawatts, or they're participating in more programs in existing markets. So there's a whole host of ways to increase the same-store sales, if you will.

Joanna Makris

Yeah. Thinking a little bit about the SaaS model, and I think you mentioned like a 40% or so gross margin. And I'm just thinking about -- and it's not a direct comp -- but other SaaS-based business models that have like 80% margins. There's different companies. You know, in terms of your evaluation, like you're not in energy and you don't want that in energy infrastructure valuation. You're more akin to the software as a service kind of players. How can that margin expand over time, or what are the levers to profitability?

Gregg Dixon

Yeah. So, you know, a lot of folks might compare that 40% to net revenue versus gross revenue. So we get paid and our revenue is represented by the gross dollars the grid or utility pays us for these aggregations of virtual power plants. We then pass on roughly 60% to the customer. That's where you get the 40% gross margin. Some might consider that 40% a net revenue number. So where Airbnb may be taking 15% of the transaction value, their gross margin of whatever it is, 80%, is based on the 15% net revenue, right? So really, you can look at it either way. You know, the money flows just the same, though.

Voltus

April 27, 2022, 9:00 A.M.

Joanna Makris

Yeah. What are kind of your strategic priorities right now as a company? I would imagine it's kind of expanding knowledge of who you are and getting traction within the corporate world to get more DER knowledge. What are you up to?

Gregg Dixon

Yeah, at the highest level there's expected to be 2.4 million megawatts of DERs globally. Now, to put that into perspective, the entire coincident peak electricity demand in the United States is 800,000 megawatts. So globally, there's 2.4 million megawatts of DERs expected to be online by 2030. It costs about $20,000 to acquire each megawatt. So if you do the math, it's $48 billion of capital just to enable that market. It's a massive, massive market. It's a $120 billion annual recurring revenue market.

Incidentally, Airbnb's market is about -- total addressable market is about $100 billion per year. And so our strategic priorities really are focused on that north star. It's a massive market. We're right at the inception. We intend to be the world's leading provider, the operating system for these DERs no matter what the market is, no matter what the DER type is. So when you look at the use of proceeds from our de-SPAC, what you'll see is number one, lather, rinse, repeat. Just continue to build out our sales team in every market, bringing this great value proposition and product market fit to those customers.

The second is to take the show on the road, so to speak. Every international market is clamoring for the value of DERs no differently than domestic markets, for all the same fundamental reasons. And the third is there's a whole new class of DER technology partners that are coming online at scale that are just astounding. So as a simple example, and not included in the 2.4 megawatts of total addressable market, are electric vehicles. In the United States alone by the year 2030, there's expected to be 2 million megawatts in lithium-ion batteries in American cars; by the year 2030. That is a massive, massive amount of power. That's more than two times the combined capacity of all U.S. central power stations. And so we need to capture all of those DERs onto this platform and deliver great services to them.

Joanna Makris

Yeah. What is the competitive landscape? It seems to me like it's zero. It's either legacy way of doing things. And why wouldn't -- why is it not in the interest of a ConEd to do a better job at giving access and brokering electricity across partners?

Gregg Dixon

Yeah. So, you know, we kind of break the competitive landscape down into two fundamental categories. There's energy companies, traditional energy companies, and there's technology companies. Our differentiation is that we are uniquely both. We have very deep domain expertise in energy, and we have a world-class modern tech stack technology team that has created a set of innovations that really unlocks the full potential of this market.

To answer your question specifically about a ConEd or a utility, you know, they are not innovation companies, right, and they are regionally focused. And so, you know, some utilities deploy demand response programs locally, but it's very hard for a ConEd to call up say a big box retailer in Atlanta or Bentonville and say, hey, do you want to participate in my program? It's just not the way they are set up. They don't develop their own technology, and so utilities really need somebody else to bring the technology to their market to really extract the full value of these things.

Joanna Makris

Yeah. So you're coming to market at an interesting time, like from a macro perspective, but you also chose the SPAC route. So I wanted to know, you know, what the board and management was thinking about, you know, timing and choosing the SPAC route to come public.

Voltus

April 27, 2022, 9:00 A.M.

Gregg Dixon

Yeah. So, you know, we built a team and a technology to go after a world championship. And when, you know, 12, 18 months ago you could SPAC a lemonade stand, it was -- we were the subject of a lot of discussion. We were a very high-quality target, right, for SPACs. And we were probably too early for a traditional IPO process with trailing revenues of $25 million in 2020, going to -- we recently announced $47 million in revenue in 2021. But at the time we began the process in, I guess, the April timeframe about a year ago in 2021, traditional IPO process was probably -- we were probably too early for it.

Choosing a SPAC made sense for both offense and defense. We need to move faster. This market is massive. We cannot effect a full clean energy transition to nothing but renewable energy unless we have the full adoption of DERs to be a backstop in balancing resource that fills the valleys and clips the peak of renewables. And so recognizing that a SPAC would be a great vehicle to raise a lot of capital quickly at a very attractive valuation, it made sense. Defensively, you also have to consider that if you could SPAC a lemonade stand, an unworthy competitor might come into the market, get a bunch of cash and be disruptive.

So, you know, we looked at it from both ways. We knew we were going to be a public company at some point, and it made sense at the time.

Joanna Makris

Yeah. And how is life with the SEC right now? Have you sensed any recent tightening like host -- you know, kind of there's something in high-level messaging that things are going to get a lot more difficult?

Gregg Dixon

Yeah. You know, I think the SEC is doing a great job of looking closely at these investments and protecting consumers. Our process with the SEC has been great. Of course, that probably has entirely to do with the fact that our Chief Legal Officer is incredibly experienced in this field, and are outside counsel, Latham, is incredibly experienced doing these things and have had the benefit of bringing dozens of SPACs to market. And so our process has been informed by that, and I would say it's been very smooth.

Now, with recent news, I think it's going to get tighter, but I really couldn't speak to that, given that we are at the tail end of the process.

Joanna Makris

Yeah. Sure, sure. Given we've been talking a lot about ESG, I wanted to give the company a bit of a shout out. You have made your commitment to diversity and inclusion very, very clear. So I would love for you to just give us a sense of, you know, some of your corporate mandates and your inclusivity, certainly of women, and diversity in your board.

Gregg Dixon

Well, you know, it's very simple. It's the best business outcome, right? If you want to build -- if you want the best business outcomes, you need the best team. In order to have the best team, you have to have the broadest talent pool. Talent is normally distributed. It's normally distributed among gender and among race and among geography. And so it's a simple matter of casting into all of the talent pools where you are going to get the best talent. I love to say that it is -- it has a higher moral calling than that. It's just a simple business decision. It's like if 50% of the world is female, then 50% of the candidates that we are looking at to join our team should be female.

Voltus

April 27, 2022, 9:00 A.M.

Joanna Makris

Yeah.

Gregg Dixon

It's not complex.

Joanna Makris

Thumbs up. What's on your mind now? Like, you know, I guess you -- it sounds like you're on track for first half of the year. What are your near-term priorities?

Gregg Dixon

Well, to be honest, my near-term priorities are really just this de-SPAC process and really planning for outyears. So because we have a recurring revenue model at this time of year, there's not a lot that I can do personally as a CEO to affect our 2022 results. Like the team's got the reins and they are an incredibly talented, capable team. Really what I focus my time on day-to-day, other than the de-SPAC process, is making sure that we secure our 2023 and beyond financial performance, that we're attracting the right partners, we're penetrating the right markets, we're scaling business; that we are looking forward in terms of talent acquisition, which in a tight labor market is always our biggest challenge. And so day-to-day is all about 2023 and beyond.

Joanna Makris

Yeah, and I just -- I'm thinking about what you'll look like as a public company when you first come out. So many of the de-SPACs are these pre-commercialization pre-revenue earnings. We don't know when it's going to happen, right? When I think about Voltus, the model is very clear and the SaaS-based model, really you can visualize profitability pretty quickly.

Gregg Dixon

Yeah. You know, we are very unique in that way. I feel a little bit like we may be screaming into the wind in a market that is pretty sour on SPACs. I mean, let's face it, we are seeing very high redemption rates. But I think you rightly point out that, well, number one, this isn't our first time to the rodeo. And number two, we have very proven business unit economics. We have a proven track record of growth. We crushed our numbers in 2021. You know, we are executives that have brought a company public before. We are incredibly experienced in this industry. And so we'll see. You know, we'll see how the trust views the investment that they have made and what our redemption levels will be. We're very confident, but it is a tough SPAC market.

Joanna Makris

Yeah. What does Voltus look like five years from now?

Gregg Dixon

You know, I hope the same thing, to be honest. The mission that we have is an incredibly important mission that. Frankly. will take decades to come to fruition. It's such a massive market. And my hope is that we are really doing more of the same, but in more innovative ways and at much greater scale and speed.

Joanna Makris

Awesome. Well, Gregg, we're really thrilled to have you here and excited to see you come out of the gate, hopefully, very soon. And it was a pleasure.

Gregg Dixon

Likewise, Joanna. Thanks for the time. I appreciate it.

Voltus

April 27, 2022, 9:00 A.M.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s amendment to its registration statement on Form S-4 (File No. 333-262287), filed with the SEC on March 18, 2022 (the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Voltus

April 27, 2022, 9:00 A.M.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Voltus

April 27, 2022, 9:00 A.M.